Filed by Athene Holding Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Athene Holding Ltd.; Apollo Global

Management, Inc.; Tango Holdings, Inc.

(Commission File No. 001-37963)

Excerpts from Athene Holding Ltd.’s Q3 2021 Earnings Call held on November 3, 2021

[...]

Jim Belardi: At the same time, I believe that the market has yet to ascribe anything close to full value to Athene, which is part of why we view the pending merger with Apollo as being a strategic imperative to unlock shareholder value. I am more confident than ever that Athene’s best days are ahead, and today’s results illustrates the tremendous momentum we carry into the future.

[...]

Athene and Apollo have had an incredibly successful strategic relationship since our founding, which will become an even greater advantage after the completion of our merger. It has been my honor to be part of the most successful retirement services company ever based on stock price performance at SunAmerica and now part of the most successful retirement services start-up ever out of Athene.

Since this is likely our last earnings call as a separate public company, I want to thank you, our shareholders, for your confidence in us and we look forward to delivering great shareholder value as part of Apollo going forward. Thank you. Now I’d like to turn the call to Bill for an overview of our liability origination activities.

[...]

Marty Klein: Our 4 priorities for capital deployment have not changed, including, first, supporting strong organic growth; second, executing on inorganic growth opportunities; third, driving additional ratings upgrades; and fourth, opportunistic share repurchases. These are clearly exciting times at Athene, especially given all that is occurring in our business and in our channels with the upcoming Apollo merger. I firmly believe Athene’s best days are ahead of us.

Ryan Krueger: I was hoping to come up with more interesting question than this for the last call, but I didn’t. So, I guess, can you give any more detail on the expectations you have for PGAAP and tax rate changes from the mergers, given that it’s close to happening now?

Marty Klein: Ryan, it’s Marty. I’m interested in your question. Yes, listen, we just published, put out the latest S-4 proxy filing just this past Monday night. So I’d ask you to reference that if you’ve had any chance to already see it.

And in there, there’s pro forma financials that are reflected in there that reflect the marking of our assets, the marketing of our liabilities. As you may recall from your acquisition finance days, our deferred acquisition costs will get wiped out.

There’ll be a new value of business acquired established, which will be actually negative in our case, which would be helpful to earnings going forward. But I’d reference that you can kind of see the latest and greatest on the pro forma financials in there.

From a tax standpoint, I think Apollo has already disclosed a couple of different times that they expect the combined entity to have about an 18% tax rate — effective tax rate. And obviously, that would include Athene. We’ll clearly become more of a U.S. taxpayer than we have in the past. But I would just say that some of our business and reinsurance strategies will continue to provide some benefits post merger from a tax efficiency standpoint.

The other thing I’d note is that from a competitive standpoint in the marketplace, as has been noted several times, we’ll be continuing to use ACRA and perhaps future sidecars, an ACRA 2 or an ACRA 3 and so forth is certainly under consideration. And getting capital from those sidecars is really coming from a funding source that is very, very tax efficient.

So it will help us in our overall pricing, not just on inorganic transactions, but also as we increasingly use ACRA fund our organic business. This quarter, we used ACRA to fund not only our PRT business, but also use it to in part fund funding agreement business, and we’ll do more of that next year, including doing some retail business.

So that overall is very helpful as well. And then last, but not least, I think the increased tax cost that we may bear at Athene is probably going to be offset or more than offset by increased wrap fees as ACRA takes on more and more business.

[...]

Jim Belardi: We have a shrinking watch list in general, our portfolio. And as we’re heading into the merger, we continue to be proactive in looking at things that may be a little weaker than we want, any changes there. And so I’d tell you, but I don’t think there really is a concern right now, overriding concern in our portfolio.

And I think we’re heading into the merger in really good shape and the high-quality portfolio is performing the way we want it to, actually better than what we expected before the pandemic started when we had our March ‘20 call. But yes, we’ll continue to watch the industries that are under pressure airlines as well. But a lot of that, that’s come back pretty quickly, and our underwriting has really been strong throughout. So fortunately, in our CLO portfolio, no losses and just really ironclad. So it’s going very well.

Operator: We’ll go next to Rufus Hone, BMO Capital Markets.

Rufus Hone: I was wondering if you had any update around the potential impact of LDTI on Athene and if so, how might this show up in the spread-related earnings that gets reported once the merger with Apollo goes through? And I suppose more generally, do you think this accounting change could be a catalyst for additional M&A?

Marty Klein: Sure. Thanks for the question. It’s Marty. I’ll take a crack at that. Listen, LDTI, as you probably know, is a new GAAP accounting standard that goes into effect January of 2023, and there’s a number of targeted improvements that are included in it, simplification of DAC amortization and so forth. I think for Athene, I would say at a high level, a couple of different things, and I’ll provide a little bit more context.

First of all, no real impact on our excess equity capital, which is driven by regulatory capital. So there’s zero impact on that. There’s really effectively not going to be any real impact on the adjusted operating income that we report to our shareholders.

And then finally, we’d expect any impact to our GAAP equity to be actually pretty small, almost negligible perhaps depending on the final numbers. And I’ll provide some context. If you think about our overall balance sheet, call it, $160 billion of net liabilities, probably about $30 billion of those were impacted by LDTI and the other $130 billion are not impacted.

So of that $30 billion, $25 billion of it is in PRT, $25 billion in PRT and payout annuities. And for that type of business, along with life insurance and long-term care, which we don’t have any of, those liabilities going forward under LDTI will be marked to market at kind of a high-grade corporate rate.

Now I’d note that, that $25 billion was written almost entirely over the last 4 years at very low rates. So the impact of that, probably a pretty small hit to GAAP equity but probably very small given the rates environment at which we wrote that business. And that, I think, contrasts very differently with others in writing business in higher rate environments or who have a lot of long-term care and so forth.

So in that $25 billion of payout annuities and pension group annuities, maybe a small hit to GAAP equity. The other $5 billion of liabilities are impacted are our rider reserves which under LDTI will be marked to market. We’ve said for quite some time now that we’re — we take a rider reserving very seriously. We update our assumptions every year. we feel that our assumptions are very prudent. And under LDTI, we’ll actually have a benefit to GAAP equity versus our current rider reserve holdings.

So ultimately, LDTI is going to impact us a small part of our balance sheet and the — any pressure on our GAAP equity will be offset by good guys and our rider reserves. So it’s ultimately going to be, we think, a pretty negligible impact. I’d also note that we’re heading into a merger with Apollo.

So as I think we mentioned earlier, we’re marking all of our assets and liabilities to market with the merger in January. So that will effectively about a year in advance LDTI get those impacts into our balance sheet. But again, it’s — I won’t say it’s a nonevent for Athene, but it’s relatively close to it.

Additional Information Regarding the Transaction and Where to Find It

These communications are being made in respect of the proposed transaction involving Tango Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Apollo Global Management, Inc. (“AGM”), AGM and Athene Holding Ltd. (“AHL”). The proposed transaction will be submitted to the stockholders of AGM and the shareholders of AHL for their respective consideration. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive joint proxy statement/prospectus, which will be mailed to the stockholders of AGM and the shareholders of AHL. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITY HOLDERS OF AGM AND AHL ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about AGM and AHL, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by AGM will be available free of charge under the “Stockholders” section of AGM’s website located at http://www.apollo.com or by contacting AGM’s Investor Relations Department at (212) 822-0528 or APOInvestorRelations@apollo.com.

Copies of the documents filed with the SEC by AHL will be available free of charge under the “Investors” section of AHL’s website located at http://www.athene.com or by contacting AHL’s Investor Relations Department at (441) 279-8531 or ir@athene.com.

Participants in the Solicitation

AGM, AHL, HoldCo and their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of AGM and HoldCo is set forth in AGM’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on August 16, 2021, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Information about the directors and executive officers of AHL is set forth in AHL’s annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and its Form 10-K/a for the fiscal year ended December 31, 2020, which was filed with the SEC on April 20, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitations of the stockholders of AGM and the shareholders of AHL, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

These communications are for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.